Oncolytics Biotech® Reports 2018 Second Quarter Results

CALGARY, AB and SAN DIEGO, CA, August 3, 2018 -- Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced financial results and operational highlights for the quarter ended June 30, 2018.  All dollar amounts are Canadian unless otherwise noted.

“The second quarter began with clinical updates at three scientific conferences and an agreement with the FDA for our Special Protocol Assessment, followed by the announcements of two combination studies with Merck’s Keytruda and culminated in the company’s relisting on Nasdaq,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “The immuno-oncology data we have presented at recent conferences, as well as the data we expect from recently announced studies supports the potential for combination with checkpoint inhibitors and other immunotherapy and anticancer agents as we broaden our pipeline to demonstrate the ultimate value of pelareorep. Our Nasdaq listing has already raised our profile with institutional investors focusing on biotech and we hope to see additional analyst coverage out of the U.S.”

Selected highlights since April 1, 2018

Clinical Updates

•
Reached agreement with the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) for the protocol design, clinical endpoints and statistical analysis approach for the company's phase 3 study evaluating pelareorep for the treatment of metastatic breast cancer.

•	Announced two combination studies with Merck’s Keytruda®:

o
Investigating pelareorep in combination with Keytruda to treat second line pancreatic cancer patients. The study, run by Dr. Devalingham Mahalingam, will plan to enroll approximately 40 patients with advanced pancreatic cancer and will be conducted at the Robert H. Lurie Comprehensive Cancer Center of Northwestern University.

o
Investigating pelareorep in combination with Keytruda, Velcade® and dexamethasone to treat multiple myeloma patients. The study, facilitated by Dr. Kevin Kelly, Associate Professor of Clinical Medicine, will be conducted at the USC Norris Comprehensive Cancer Center.

•
Presented poster highlights from pelareorep studies at the American Society of Clinical Oncology (ASCO) 2018 Annual Meeting. The presentation demonstrated that pelareorep promotes the expression of gene signatures predictive of a response to immunotherapy in breast cancer and hepatocellular carcinoma and that the tumor inflammation promoting effects in breast cancer models provide a compelling explanation for the significant overall survival benefit in hormone receptor positive metastatic breast cancer patients in the phase 2, IND 213, study.

•
Presented posters highlighting data from pelareorep studies at the American Association for Cancer Research (AACR) Annual Meeting 2018. The presentations showed preclinical models demonstrating pelareorep increased PD-L1 expression in microsatellite stable (MSS) colorectal cancer cells (CRC) and demonstrated efficacy for pelareorep and anti-PD1 agent combination.

•
Presented positive pelareorep data in combination with Keytruda and anti-CD73 at the International Oncolytic Virus Conference 2018. The poster highlighted the effectiveness of pelareorep in combination with Keytruda and/or an anti-CD73 immunotherapy in prostate cancer cell lines.

Corporate Updates

•	Announced a share consolidation on the basis of 1 new common share for every 9.5 outstanding common shares.

•	Announced the listing of the company’s shares of common stock on the Nasdaq Capital Market and commenced trading on June 1, 2018, under the symbol "ONCY".

•	Closed an underwritten public share offering of 1,532,278 common shares at a purchase price of USD $5.83 for gross proceeds of approximately USD $8.9 million.

•	Expanded the clinical development team in San Diego, including Senior Medical Personnel.

Anticipated Milestones

•	Initiate a phase 2 window of opportunity study of pelareorep in combination with a checkpoint inhibitor and/or the standard of care in the neoadjuvant breast cancer setting in 2H 2018.

•	Initiate a phase 2 study in combination with Merck’s Keytruda in multiple myeloma in 2H 2018.

•	Initiate a phase 2 study in combination with Merck’s Keytruda in advanced pancreatic cancer in 2H 2018.

•	Data from window of opportunity study in mBC in 1H 2019.

•	Data from Keytruda combination study in multiple myeloma in 2H 2019.

•	Preliminary data from Keytruda combination study in advanced pancreatic cancer in 1H 2020.

Financial

•	At June 30, 2018, the company reported $18.7 million in cash and cash equivalents.

•
As at August 2, 2018, the company had an unlimited number of authorized common shares with 16,531,956 common shares issued and outstanding, 16,443,500 warrants exercisable into 1,730,894 common shares with a $9.025 strike price and 1,153,080 options and share units.

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	June 30, 2018 $	December 31, 2017 $
Assets
Current assets
Cash and cash equivalents	18,741,347	11,836,119
Contract receivable	—	4,767,100
Other receivables	89,714	37,726
Prepaid expenses	1,489,212	1,176,063
Total current assets	20,320,273	17,817,008
Non-current assets
Property and equipment	373,213	333,441
Total non-current assets	373,213	333,441

Total assets	20,693,486	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	2,996,438	3,684,023
Contract liability	927,400	1,545,645
Total current liabilities	3,923,838	5,229,668
Non-current liabilities
Contract liability	5,802,887	4,636,935
Total non-current liabilities	5,802,887	4,636,935

Total liabilities	9,726,725	9,866,603
Shareholders’ equity
Share capital Authorized: unlimited Issued: June 30, 2018 – 16,521,430 December 31, 2017 – 141,805,722 pre-consolidation December 31, 2017 – 14,926,918 post-consolidation	282,458,995	271,710,138
Warrants	3,617,570	3,617,900
Contributed surplus	27,710,089	27,028,238
Accumulated other comprehensive income	508,380	373,730
Accumulated deficit	(303,328,273)	(294,446,160)
Total shareholders’ equity	10,966,761	8,283,846
Total liabilities and equity	20,693,486	18,150,449

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $

Expenses
Research and development	2,045,417	2,918,673	4,980,308	5,186,744
Operating	1,638,802	1,444,543	3,401,355	2,744,843
Loss before the following	(3,684,219)	(4,363,216)	(8,381,663)	(7,931,587)
Interest	20,538	14,163	47,428	64,878
Loss before income taxes	(3,663,681)	(4,349,053)	(8,334,235)	(7,866,709)
Income tax expense	(547,758)	(89)	(547,878)	(152)
Net loss	(4,211,439)	(4,349,142)	(8,882,113)	(7,866,861)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	64,029	(44,740)	134,650	(65,488)
Net comprehensive loss	(4,147,410)	(4,393,882)	(8,747,463)	(7,932,349)
Basic and diluted loss per common share	(0.27)	(0.32)	(0.58)	(0.60)
Weighted average number of shares (basic and diluted)	15,406,944	13,405,220	15,191,457	13,086,393

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2016	262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620
Net loss and other comprehensive loss	—	—	—	(65,488)	(7,866,861)	(7,932,349)
Issued pursuant to "At the Market" agreement	668,648	—	—	—	—	668,648
Issued pursuant to public offering	7,893,600	3,617,900	—	—	—	11,511,500
Issued pursuant to stock option plan	461,823	—	(166,473)	—	—	295,350
Share based compensation	—	—	289,597	—	—	289,597
Share issue costs	(1,254,523)	—	—	—	—	(1,254,523)
As at June 30, 2017	270,091,373	3,617,900	26,766,168	488,572	(286,696,170)	14,267,843

As at December 31, 2017	271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income	—	—	—	134,650	(8,882,113)	(8,747,463)
Issued pursuant to "At the Market" Agreement	553,650	—	—	—	—	553,650
Issued pursuant to public offering	11,606,882	—	—	—	—	11,606,882
Issued pursuant to stock option plan	38,269	—	(14,359)	—	—	23,910
Issued pursuant to warrant agreement	1,747	(330)	—	—	—	1,417
Share based compensation	—	—	696,210	—	—	696,210
Share issue costs	(1,451,691)	—	—	—	—	(1,451,691)
As at June 30, 2018	282,458,995	3,617,570	27,710,089	508,380	(303,328,273)	10,966,761

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2018 $	Three Month Period Ending June 30, 2017 $	Six Month Period Ending June 30, 2018 $	Six Month Period Ending June 30, 2017 $

Operating Activities
Net loss for the period	(4,211,439)	(4,349,142)	(8,882,113)	(7,866,861)
Amortization - property and equipment	21,126	25,688	40,984	49,724
Share based compensation	157,092	155,708	696,210	289,597
Unrealized foreign exchange gain	(97,832)	(164,676)	(102,345)	(112,644)
Net change in non-cash working capital	4,720,317	(216,906)	4,227,770	(854,552)
Cash provided by (used in) operating activities	589,264	(4,549,328)	(4,019,494)	(8,494,736)
Investing Activities
Acquisition of property and equipment	(37,443)	(80,050)	(80,062)	(85,886)
Redemption of short-term investments	—	—	—	2,088,800
Cash (used in) provided by investing activities	(37,443)	(80,050)	(80,062)	2,002,914
Financing Activities
Proceeds from "At the Market" equity distribution agreement	—	570,027	520,315	559,527
Proceeds from public offering	10,188,526	10,366,098	10,188,526	10,366,098
Proceeds from exercise of options	23,910	295,350	23,910	295,350
Proceeds from exercise of warrants	1,417	—	1,417	—
Cash provided by financing activities	10,213,853	11,231,475	10,734,168	11,220,975
Increase in cash	10,765,674	6,602,097	6,634,612	4,729,153
Cash and cash equivalents, beginning of period	7,745,255	10,102,393	11,836,119	12,034,282
Impact of foreign exchange on cash and cash equivalents	230,418	(28,192)	270,616	(87,137)
Cash and cash equivalents, end of period	18,741,347	16,676,298	18,741,347	16,676,298

To view the Company's Fiscal 2018 Second Quarter Consolidated Financial Statements, related Notes to the Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's filings, which will be available at www.sedar.com, www.sec.gov and on Oncolytics' website at http://www.oncolyticsbiotech.com/investor-centre/financials/.

About REOLYSIN/Pelareorep
REOLYSIN, also known as pelareorep, is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the collaboration between Merck and USC using pelareorep, including the timing, enrollment and potential benefits to the Company thereof; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com